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PRESS RELEASE                                        UNILAB CORPORATION
                                                     18448 Oxnard Street
                                                     Tarzana, CA 91356
                                                     www.Unilab.com
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                                                     For Further Information:
                                                     Brian D. Urban
                                                     Phone: (818) 758-6611
                                                     e-mail: burban@unilab.com



IMMEDIATE RELEASE
April 30, 2001



         UNILAB CORPORATION ANNOUNCES FIRST QUARTER RESULTS

TARZANA, CA, April 30, 2001 -- UNILAB Corporation announced today that revenue for the quarter ended March 31, 2001 was $95.3 million, an increase of 20.2% from $79.3 million in the same period last year. The Company reported operating income of $14.5 million, compared to $11.8 million in the first quarter of 2000. Net income more than doubled, increasing to $3.2 million for the first quarter of 2001, compared to $1.5 million in the same period last year.

Earnings before Interest, Taxes, Depreciation and Amortization ("EBITDA") were $18.0 million for the quarter, or 18.9% of sales, compared to $14.8 million, or 18.7% of sales, for the same period last year.

"We are pleased to report that 2001 is off to a good start for Unilab," said Bob Whalen, Unilab's CEO and President. "We achieved record revenue and EBITDA during the quarter, driven primarily by strong core testing volume. Testing volume overall increased almost 20% in the first quarter and after excluding acquired businesses from last year, our core volume was up a strong 15%. We believe that the momentum from a strong first quarter and several pricing initiatives that are underway bodes well for continued improvement in our results for the rest of the year."

Days sales outstanding ("DSO") - a measure of billing and collection  efficiency
- was 65  days,  compared  to 67 days at the end of  2000.  The  Company's  cash position was $6.5 million at the end of the first quarter, with no borrowing having taken place on the Company's revolving credit facility. Capital expenditures were $0.6 million for the quarter.

The statements in this press release that are not historical facts or information may be deemed to be forward-looking statements. Each of the above forward-looking statements is subject to change based on various risks and uncertainties, including without limitation, legislative and regulatory developments and competitive actions in the marketplace that could cause the outcome to be materially different from stated. Certain of these risks and uncertainties are listed in the Company's 2000 Form 10-K.

Unilab Corporation is the largest provider of clinical laboratory testing services in California through its primary testing facilities in Los Angeles, San Jose and Sacramento and over 350 regional service and testing facilities located throughout the state. Additional information is available on the Company's website at: www.unilab.com.











-                                                    tables to follow -

                               Unilab Corporation
                            Statements of Operations
                 (amounts in thousands, except per share data)
                                  (Unaudited)



                                                    Three months ended March 31,
                                                         2001              2000


Revenue                                                $95,308           $79,276
                                                       -------           -------


Direct Laboratory and Field Expenses:
Salaries, Wages and Benefits                            28,929            22,868
Supplies                                                13,743            11,295
Other Operating Expenses                                22,034            19,710
                                                        ------            ------
                                                        64,706            53,873


Amortization and Depreciation                            3,469             2,981
Selling, General and Administrative Expenses            12,596            10,600
                                                        ------            ------

Total Operating Expenses                                80,771            67,454
                                                        ------            ------


Operating Income                                        14,537            11,822

Third Party Interest, net                                9,069             9,229
                                                         -----             -----


Income Before Income Taxes                               5,468             2,593
Tax Provision                                            2,297             1,089
                                                         -----             -----


Net Income                                             $ 3,171           $ 1,504
                                                       =======           =======


EBITDA                                                 $18,006           $14,803















                               Unilab Corporation
                                 Balance Sheets
                             (amounts in thousands)

                                                    March 31,       December 31,
                                                     2001               2000
                                                  (unaudited)


Cash and Cash Equivalents                           $ 6,530           $ 2,593
Accounts Receivable, net                             67,340            62,860
Deferred Tax Assets                                   15,031            15,031
Other Current Assets                                  6,564             5,855
                                                      -----             -----
     Total Current Assets                            95,465            86,339

Fixed Assets, net                                    11,809            12,595

Deferred Tax Assets                                  32,332            34,408

Goodwill and Other Intangible Assets                 90,627            92,676

Other Assets                                          9,542             9,893
                                                      -----             -----


Total Assets                                       $239,775          $235,911
                                                   --------          --------


Total Current Liabilities                           $42,376           $39,033

Long-Term Debt, net of current portion              301,108           303,318

Other Liabilities                                     5,431             5,996

Total Shareholders' Deficit                       (109,140)         (112,436)
                                                  --------          --------

Total Liabilities and Shareholders' Deficit        $239,775          $235,911
                                                   --------          --------